UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Trinseo S.A.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

L9340P101

(CUSIP Number)

31st December 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X     Rule 13d-1(b)

☐     Rule 13d-1(c)

☐     Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: L9340P101

1. Names of Reporting Persons:

M&G Investment Management Limited

No I.R.S. Identification Number

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)       ☐

(b)       ☐

3. SEC Use Only

4. Citizenship or Place of Organization: United Kingdom, England

Number of Shares Beneficially Owned By Each Reporting Person With:

5. Sole Voting Power: 6,574,844

6. Shared Voting Power :  0

7. Sole Dispositive Power:  6,574,844

8. Shared Dispositive Power:  0

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  6,574,844

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  ☐

11. Percent of Class Represented by Amount in Row (9):    15.54%

12. Type of Reporting Person (See Instructions):  IA

CUSIP No.: L9340P101

1. Names of Reporting Persons:

M&G Global Dividend Fund

No I.R.S Identification Number

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)        ☐

(b)        ☐

3. SEC Use Only

4. Citizenship or Place of Organization:  United Kingdom, England

Number of Shares Beneficially Owned By Each Reporting Person With:

5. Sole Voting Power:  0

6. Shared Voting Power:  0

7. Sole Dispositive Power:  0

8. Shared Dispositive Power:  0

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  3,779,993

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  ☐

11. Percent of Class Represented by Amount in Row (9):  8.93%

12. Type of Reporting Person (See Instructions):  IV

CUSIP No.: L9340P101

1. Names of Reporting Persons:

M&G (Lux) Investment Funds 1

No I.R.S Identification Number

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)        ☐

(b)        ☐

3. SEC Use Only

4. Citizenship or Place of Organization:  United Kingdom, England

Number of Shares Beneficially Owned By Each Reporting Person With:

5. Sole Voting Power:  0

6. Shared Voting Power :  0

7. Sole Dispositive Power:  0

8. Shared Dispositive Power:  0

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  2,794,851

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  ☐

11. Percent of Class Represented by Amount in Row (9):  6.60%

12. Type of Reporting Person (See Instructions):  IV

Item 1.

(a)	Name of Issuer: Trinseo S.A.

(b)	Address of Issuer’s Principal Executive Offices: 1000 Chesterbrook Blvd. Suite 300 Berwyn, PA 19312

(a)	Name of Person Filing:

M&G Investment Management Limited

M&G Global Dividend Fund

M&G (Lux) Investment Funds 1

(b)	Address of Principal Business Office or, if none, Residence (M&G Investment Management Limited and M&G Global Dividend Fund): Governor’s House, Laurence Pountney Hill, London, EC4R 0HH

Address of Principal Business Office or, if none, Residence (M&G (Lux) Investment Funds 1):

49 Avenue J.F. Kennedy, L-1855 Luxembourg, Luxembourg

(c)	Citizenship (M&G Investment Management Limited and M&G Global Dividend Fund): United Kingdom, England

Citizenship (M&G (Lux) Investment Funds 1):  Luxembourg, Luxembourg

(d) Title of Class of Securities:  Common Stock Class

(e) CUSIP Number:  L9340P101

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)*;
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

*	M&G Investment Management Limited (“MAGIM”) is an investment adviser in accordance with s.240.13d-1(b)(1)(ii)(E).

All the securities covered by this report are legally owned by MAGIM’s investment advisory clients and none are directly owned by MAGIM. M&G Global Dividend Fund is an open-end investment company with variable capital, incorporated in England and Wales and authorized by the Financial Conduct Authority. M&G (Lux) Investment Funds 1 is a Société d’Investissement à Capital Variable, incorporated under the laws of Grand Duchy of Luxembourg and registered pursuant to registered pursuant to Part I of the UCI Law. Neither M&G Global Dividend Fund or M&G (Lux) Investment Funds 1 are registered with the Securities Exchange Commission under the Investment Company Act of 1940.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

M&G Investment Management Limited

(a) Amount beneficially owned:  6,574,844

(b) Percent of class: 15.54%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 6,574,844

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 6,574,844

(iv) Shared power to dispose or to direct the disposition of: 0

M&G Global Dividend Fund

(a) Amount beneficially owned:  3,779,993

(b) Percent of class: 8.93%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

M&G (Lux) Investment Funds 1

(a) Amount beneficially owned:  2,794,851

(b) Percent of class: 6.60%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 30th January 2019

M&G Investment Management Limited

By:

Name: James Todd
Title: Shareholder Disclosures Senior Analyst

M&G Global Dividend Fund

By:
Name: James Todd
Title: Shareholder Disclosures Senior Analyst

M&G (Lux) Investment Funds 1

By:
Name: James Todd
Title: Shareholder Disclosures Senior Analyst

EXHIBIT INDEX

Ex.		Page No.

A.	Joint Filing Agreement	10

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to Common Stock of Trinseo S.A. dated as of 31 December 2018 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: 30th January 2019

M&G Investment Management Limited

By:
Name: James Todd
Title: Shareholder Disclosures Senior Analyst

M&G Global Dividend Fund

By:
Name: James Todd
Title: Shareholder Disclosures Senior Analyst

M&G (Lux) Investment Funds 1

By:
Name: James Todd
Title: Shareholder Disclosures Senior Analyst